Exhibit 99.1

PRESS RELEASE

NANOBIOTIX TO PRESENT AT THE H.C. WAINWRIGHT 23rd ANNUAL GLOBAL INVESTMENT CONFERENCE

Paris, France; Cambridge, Massachusetts (USA); September 7, 2021 - NANOBIOTIX (Euronext: NANO – NASDAQ: NBTX – the ‘‘Company’’), a late-clinical stage biotechnology company pioneering physics-based approaches to expand treatment possibilities for patients with cancer, today announced that Laurent Levy, Chief Executive Officer, will present the Company’s latest corporate and clinical developments during a webcast at the virtual H.C. Wainwright 23rd Annual Global Investment Conference. The presentation will be available on-demand starting at 7:00 AM EDT / 1:00 PM CET on Monday, September 13, 2021.

A webcast of the event will be available for 90 days on the events section of the Company’s website.

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About NANOBIOTIX:

Nanobiotix is a late-stage clinical biotechnology company pioneering disruptive, physics-based therapeutic approaches to revolutionize treatment outcomes for millions of patients; supported by people committed to making a difference for humanity. The company’s philosophy is rooted in the concept of pushing past the boundaries of what is known to expand possibilities for human life.
Incorporated in 2003, Nanobiotix is headquartered in Paris, France. The company also has subsidiaries in Cambridge, Massachusetts (United States), France, Spain, and Germany. Nanobiotix has been listed on Euronext: Paris since 2012 and on the Nasdaq Global Select Market in New York City since December 2020.
Nanobiotix is the owner of more than 30 umbrella patents associated with three (3) nanotechnology platforms with applications in 1) oncology; 2) bioavailability and biodistribution; and 3) disorders of the central nervous system. The company's resources are primarily devoted to the development of its lead product candidate– NBTXR3—which is the product of its proprietary oncology platform and has already achieved market authorization in Europe for the treatment of patients with soft tissue sarcoma under the brand name Hensify®.
For more information about Nanobiotix, visit us at www.nanobiotix.com or follow us on LinkedIn and Twitter.

Contacts

Nanobiotix

Communications Department Brandon Owens VP, Communications +1 (617) 852-4835 contact@nanobiotix.com	Investor Relations Department Kate McNeil SVP, Investor Relations +1 (609) 678-7388 investors@nanobiotix.com

Media Relations

France – Ulysse Communication Pierre-Louis Germain + 33 (0) 6 64 79 97 51 plgermain@ulysse-communication.com	US – Porter Novelli Dan Childs +1 (781) 888-5106 Dan.childs@porternovelli.com